AMMENDED PRELIMINARY


IPTM--- IMPERIAL PETROLEUM, INC.
Com ($0.006)


                                  SCHEDULE 14A
                     Information Required in Proxy Statement

                            SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [ X ] Filed by a Party other than the Registrant [ ] Check the appropriate box:
[ ]  Preliminary Proxy Statement
[ ]  Confidential, for Use of the Commission Only (as permitted by
       Rule 14a-6(e)(2))
[ X ] Definitive Proxy Statement
[ ] Definitive Addition Materials
[ ] Soliciting Material Pursuant to ss. 240.14a-12

                            Imperial Petroleum, Inc.
                (Name of Registrant as specified in Its Charter)

     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[ X ] No fee required.
[   ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
1) Title of each class of securities to which transaction applies:
2) Aggregate number of securities to which transaction applies:
3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
4) Proposed maximum aggregate value of transaction: 5) Total fee paid:
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
     0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount Previously Paid:
     2) Form, Schedule or Registration Statement No.:
     3) Filing party:
     4) Date Filed:

                            IMPERIAL PETROLEUM, INC.
                                 329 MAIN STREET
                                    SUITE 801
                              EVANSVILLE, IN 47708

                                                               Ph  812-867-1433
                                                               Fax 812-867-1678

                               ____________, 2005


Dear Stockholder:

     You are cordially invited to attend the Annual Meeting of Stockholders of Imperial Petroleum, Inc. (the "Company") which will be held on _________, ________, 2005 at 10:00 a.m. to be held at TLC's Restaurant located at 3117 N. First Avenue, Evansville, IN 47710.

     The formal notice of the Annual Meeting and Proxy Statement have been made a part of this invitation.

     After reading the Proxy Statement, please mark, date, sign and return the enclosed Proxy as soon as possible in the envelope provided. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND RETURN THE ENCLOSED PROXY OR ATTEND THE ANNUAL MEETING IN PERSON.

     The Board of Directors and management look forward to seeing you at the meeting.


                                      Very Truly Yours,



                                      Jeffrey T. Wilson
                                      Chairman, President and
                                      Chief Executive Officer


Encls.

                            IMPERIAL PETROLEUM, INC.
                                 329 Main Street
                                    Suite 801
                            Evansville, Indiana 47708
                                 (812-867-1433)

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          To Be Held ___________, 2005

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Meeting") of Imperial Petroleum, Inc. (the 'Company" or "Imperial") will be held at TLC's Restaurant located at 3117 N. First Avenue, Evansville, Indiana 47710, on _______, ________, 2005 at 10:00 a.m., local time. A Proxy and a Proxy Statement for the Meeting are enclosed.

      The Meeting is for the purpose of considering and acting upon:

         1. The election of five directors;
         2. A proposal to ratify the selection of Briscoe, Burke and Grigsby LLP as independent public accountants for 2005;
         3. A reverse split of the company's capital stock of 1 for 10.
         4. An amendment to the Articles of Incorporation to increase the authorized capital of the Company from 50,000,000 shares common stock and no preferred shares to 150,000,000 common shares and no preferred shares.
         5. Such other matters as may properly come before the Meeting or any adjournments thereof.

The close of business on ___________, 2005, has been fixed as the record date for determining Stockholders of the Company entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof. For a period of at least ten days prior to the Meeting, a complete list of Stockholders entitled to vote at the Meeting shall be open to examination by any Stockholder during ordinary business hours at the offices of the Company, 329 Main Street, Suite 801, Evansville, Indiana 47708.

Information concerning the matters to be acted upon at the Meeting is set forth in the accompanying Proxy Statement.

We hope that you will use this opportunity to take an active part in the affairs of your Company by voting on the business to come before the Meeting either by executing and returning the enclosed proxy or by casting your vote in person at the Meeting. The granting of a proxy will not affect your right to vote in person should you decide to attend the Meeting.

IF YOU DO NOT EXPECT TO ATTEND IN PERSON, PLEASE PROMPTLY DATE, SIGN AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS. A PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. IF A STOCKHOLDER RECEIVES MORE THAN ONE PROXY BECAUSE HE OR SHE OWNS SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY SHOULD BE COMPLETED AND RETURNED.

                                      By Order of the Board of Directors

                                            Annalee C. Wilson
                                                Secretary
Evansville, Indiana
__________, 2005

                            IMPERIAL PETROLEUM, INC.

                                 329 Main Street
                                    Suite 801
                            Evansville, Indiana 47708


                                 PROXY STATEMENT
                                       For
                         ANNUAL MEETING OF STOCKHOLDERS
                          To Be Held ___________, 2005

This Proxy Statement is being first mailed on __________, 2005 to Stockholders of record on ___________, 2005 of Imperial Petroleum, Inc., a Nevada corporation (the "Company" or "Imperial"), by the Board of Directors to solicit proxies (the "Proxies') for use at the Annual Meeting of Stockholders (the "Meeting') to be held at TLC's Restaurant, 3117 N. First Avenue, Evansville, Indiana, on _______, ___________, 2005, at 10:00 a.m., local time, or at such other time and place to which the Meeting may be postponed or adjourned.

The purpose of the Meeting is to consider and act upon (i) the election of five directors; (ii) a proposal to ratify the selection of Briscoe, Burke & Grigsby LLP as the Company's independent public accountants for 2006; (iii) a reverse split of the company's capital stock of 1 for 10; (iv) an amendment to the Company's Articles of Incorporation to increase the authorized capital of the Company from 50,000,000 shares of common stock and no preferred shares to 150,000,000 shares of common stock and no preferred shares; and (iv) such other matters as may properly come before the Meeting or any adjournments thereof.

All shares represented by valid Proxies, unless the stockholder otherwise specifies, will be voted FOR (i) the election of the five persons named under "Proposal I -- Election of Directors" as nominees for election as directors of the Company; (ii) Proposal II - to ratify the selection of Briscoe, Burke & Grigsby LLP as the Company's independent public accountants for 2005; (iii) Proposal III - to reverse split the company's capital stock of 1 for 10; (iv)
Proposal IV - an amendment to the Company's Articles of Incorporation to increase the authorized capital of the Company from 50,000,000 shares of common stock and no preferred shares to 150,000,000 shares of common stock and no preferred shares; and (v) at the discretion of the Proxy holders with regard to any other matter that may properly come before the Meeting or any postponements or adjournments thereof. Where a stockholder has appropriately specified how a Proxy is to be voted, it will be voted accordingly.

A Proxy may be revoked at any time by providing written notice of such revocation to the Company at Imperial Petroleum, Inc. 329 Main Street, Suite 801, Evansville, Indiana 47708, which notice must be received prior to 5:00 p.m., local time, _________, 2005. If notice of revocation is not received by such date, a stockholder may nevertheless revoke a Proxy if he attends the Meeting and desires to vote in person.

                        RECORD DATE AND VOTING SECURITIES

The record date for determining stockholders entitled to vote at the Meeting was the close of business on ___________, 2005 (the "Record Date"), at which time the Company had issued and outstanding 43,464,505 shares of Common Stock, $.006 par value ("Common Stock"), each share of which is entitled to one vote per share with respect to each matter to be acted upon at the Meeting. The Common Stock constitutes the only outstanding voting securities of the Company entitled to be voted at the Meeting.

                                QUORUM AND VOTING

The presence at the Meeting, in person or by Proxy, of the holders of a majority of the outstanding Common Stock is necessary to constitute a quorum. Each share of Common Stock represented at the Meeting, in person or by Proxy, will be counted toward a quorum. Each share of Common Stock is entitled to one vote with respect to each matter to be voted on at the Meeting. The affirmative vote of a majority of the issued and outstanding shares of the Common Stock present in person or by proxy at the Meeting is required for the election of directors and for the ratification of the appointment of the independent public accountants. Abstentions from voting will be treated as shares that are present for purposes of determining a quorum and for purposes of determining whether the requisite number of affirmative votes are received on any matters submitted to the stockholders for a vote. If a broker indicates on the Proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present with respect to that matter, however, they will be treated as shares that are present for purposes of determining a quorum.

                       PROPOSAL I -- ELECTION OF DIRECTORS

There are five directors to be elected for one-year terms expiring at the Company's Annual Meeting of Stockholders in 2005 or at such time as their successors have been elected and qualified. It is intended that the names of the persons indicated below will be placed in nomination. Each of the nominees has indicated his willingness to serve as a member of the Board of Directors if elected. However, in case any nominee shall become unavailable for election to the Board of Directors for any reason not presently known or contemplated, the Proxy holders will have discretionary authority in that instance to vote the Proxy for a substitute.

Approval of the proposal to elect the five nominees to serve as directors requires the affirmative vote of the holders of a majority of the shares of Common Stock present, in person or by Proxy, at the Meeting. The Board of Directors recommends a vote "FOR" the following nominees.

The nominees (the "Nominees") are as follows:

Jeffrey T. Wilson, age 51, has been a director, Chairman of the Board and Chief Executive Officer of the Company since August 1993. Mr. Wilson became President of the Company in August 1993. Mr. Wilson has been Chairman and Chief Executive Officer of LaTex Resources, Inc., an affiliate of the Company, since December 1991. Mr. Wilson was a director and Executive Vice President of Vintage Petroleum, Inc. ("Vintage") from May 1990 to July 1991. He was Vice
President--Production of Vintage from January 1984 to May 1990 and Manager-Acquisitions of Vintage from May 1983 to January 1984. From August 1980 to May 1983, Mr. Wilson was an engineer with Netherland, Sewell & Associates, Inc., a petroleum engineering consulting firm, where his assignments included annual reserve appraisals, reserve acquisition appraisals and field studies.

From May 1975 to August 1980, he gained experience in the oil and gas industry with Exxon Company USA in various engineering and supervisory capacities in the Louisiana and South Texas areas. Mr. Wilson holds a Bachelor of Science Degree in Mechanical Engineering from the Rose-Hulman Institute of Technology.

Annalee C. Wilson, age 48, has been a Director of the Company since August 2001. Mrs. Wilson is the President of HN Corporation, an affiliate of the Company engaged in the operation of retail franchise outlets in malls selling motivation and inspiration material developed by Successories, Inc. and others and in the operation of a Christian restaurant and gift shop. Mrs. Wilson has an Associate Degree in Nursing from the University of Evansville.

Aaron M. Wilson, age 26, has been a Director of the Company since August 2001. Mr. Wilson is a Vice president of HN Corporation and is the Manager of its Operations. Mr. Wilson received a dual degree in Business Economics and Political Science from the University of Kentucky in 2002.

Malcolm W. Henley, age 53, was a Director and Vice President of the Company from May 1996 until 1999 when he left the Company to pursue other interests. Mr. Henley was a Director and Vice President of LaTex Resources, Inc. and was founder of Enpro, Inc. a crude oil and natural gas marketing subsidiary of LaTex. Mr. Henley's prior experience includes Manager of Operations for Champlin Pipeline Company from 1976 to 1979 and Continental Oil Company from 1975-1976. Mr. Henley has a Bachelor of Arts Degree in Business Administration from Oklahoma State University and an Associate Degree in Petroleum Land Technology from Tulsa Junior College.


James M. Clements, age 43, is the President and CEO of Clements Company Investments located in San Diego, California. Mr. Clements is a certified financial planner and held a broker dealer license with the NASD from 1995-2003. Mr. Clements holds a Bachelor of Science degree in financial services from San Diego State University.

Each director is elected for a period of one year at the Company's Annual Meeting of Stockholders and serves until his successor is duly elected. Directors who are not officers of the Company receive no cash compensation for their services. Officers are elected by and serve at the will of the Board of Directors. The nominees, Jeffrey T. Wilson, Annalee C. Wilson and Aaron M. Wilson are family related. .

                           BOARD AND COMMITTEE MATTERS

The business of the Company is managed under the direction of the Board of Directors. The Board meets from time to time during its fiscal year as necessary to review significant developments affecting the Company and to act on matters requiring Board approval. The Board of Directors met one time during the fiscal year ended July 31, 2004 at which directors' meetings all directors were present. The Board of Directors also acted by unanimous written consent four times during the fiscal year ended July 31, 2004

Shareholders may communicate with the Board of Directors, including the non-management Directors, by sending a letter to the Board of Directors of Imperial Petroleum, Inc., c/o Corporate Secretary, 329 Main Street, Suite 801, Evansville, IN 47708. The Corporate Secretary has the authority to disregard any inappropriate communications. If deemed an appropriate communication, the Corporate Secretary will submit your correspondence to the Board or to any specific Director to whom the correspondence is directed.

The Board of Directors has established an audit committee that is comprised of its entire Board. The Board has not established a compensation or any other committee.

The Company does not have a nominating committee or a charter for such a committee. Instead it is anticipated that the independent Directors, if approved, will fulfill the role of a nominating committee in the future. Prior to January 2004, the Company had limited operations and only infrequent changes in its membership, therefore, the Board has not felt it necessary to have a standing nominating committee. If and when future vacancies occur, the Board would consider director nominees recommended by shareholders, as well as director nominees recommended by a majority of the Directors who are then independent. The Board does not have a formal policy regarding the consideration of, procedures to be followed by, minimum qualifications of or process for identifying or evaluating nominees recommended by security holders.

The Audit Committee is currently comprised of the entire Board of the Company.

The primary responsibility of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of its activities to the Board. The Audit Committee meets with the accountants to review their effectiveness during the annual audit and to discuss the Company =s internal control policies and procedures. The Audit Committee and the independent public accountants met and discussed the audit of the financials statements for the year ended July 31, 2004; the Audit Committee and the auditors further discussed the financial statements for the first three quarters of 2005. Thus far in 2005, on three occasions the Audit Committee has met or discussed with the auditors the financial statements of the Company.

Audit Committee Report

The Audit Committee assists the Board of Directors in its oversight of the integrity of the Company's financial statements and the Company's accounting and financial reporting processes and systems of internal control. Management has primary responsibility for the Company's internal controls and the preparation of financial statements in accordance with generally accepted accounting principles. The Committee also reviews the qualifications, independence and performance of the Company's independent accountants, who are in turn responsible for performing an audit of the Company's financial statements in accordance with generally accepted auditing standards and issuing a report thereon. Members of the Committee should not be assumed to be accounting experts and are not deemed to have accepted a duty of care greater than other members of the Board of Directors. In discharging their responsibilities, the Committee members rely on the representations made, and information provided to them, by management and the independent accountants.

The current Committee reviewed with management and the independent accountants the following financial statements: Year ended July 31, 2004 and the quarters ended October 31, 2004, January 31, 2005 and April 30, 2005.

The Committee recommended to the Board of Directors that these financial statements be accepted.

The Committee performed all procedures described in its Charter including a review and approval of all press releases made by management prior to their release.



                                    Jeffrey T. Wilson
                                         Chairman





     PROPOSAL II -- RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Board of Directors has appointed Briscoe, Burke & Grigsby LLP as the independent auditor of the Company for the fiscal year ending July 31, 2005. Briscoe, Burke & Grigsby LLP was appointed by the Board of Directors to be the independent auditors of the Company during fiscal 2005 after the resignation of Weaver & Tidwell. Briscoe Burke & Grigsby LLP had been the Company's independent auditors since 1993 with the exception of the fiscal year ended 2004. The Company's Board had determined to change auditors in connection with a pending merger to facilitate its merger partner's proposed securities filings in connection therewith, however, the merger has subsequently been terminated and the Board believes the ratification of Briscoe, Burke & Grigsby LLP will reduce the cost of its annual audits considerably and allow the Company to make timely filings. A proposal will be presented at the Meeting asking the Stockholders to ratify the appointment of Briscoe, Burke & Grigsby LLP as the Company's independent auditors.

The affirmative vote of a majority of the shares present in person or by proxy at the Meeting and entitled to vote is required for the adoption of the proposal to ratify the selection of Briscoe, Burke & Grigsby LLP as the Company's independent auditors for 2005. The Board of Directors recommends a vote 'FOR" the ratification of Briscoe, Burke & Grigsby LLP as the independent auditor for 2005.


A representative of each of Briscoe, Burke & Grigsby LLP and Weaver & Tidwell LLP (the Company's prior auditors, will be available telephonically at the Meeting. Such representative will be given the opportunity to make a statement if he desires to do so and will be available to respond to appropriate questions.


           PROPOSAL III---  REVERSE SPLIT OF CAPITAL STOCK 1 FOR 10


The Board of Directors has approved a reverse split of the Company's capital stock in the amount of 1 share for 10 shares and seeks a ratification of the reverse split by an affirmative vote of the shareholders. The Board deems the reverse split advisable at this time prior to seeking to raise capital. The Board of Directors is of the opinion that the current price per share of the Company's common stock has a tendency to diminish the effective marketability of such stock because of the reluctance of many leading brokerage firms to recommend lower-priced stocks to their clients. Additionally, the policies and practices of a number of brokerage houses tend to discourage individual brokers within those firms from dealing in lower-priced stocks. Some of such policies and practices pertain to the payment of broker's commissions and to time consuming procedures that operate to render the handling of lower-priced stocks unattractive to brokers from an economic perspective. The structure of trading commissions also tends to have an adverse impact upon the holders of lower-priced stocks because the brokerage commission payable on the sale of a lower-priced stock generally represents a higher percentage of the sales price than the commission on a relatively higher-priced stock.

No fractional shares of common stock will be issued in connection with the Reverse Split. Holders of Common Stock who would receive a fractional share of Common Stock due to the Reverse Split will receive cash in lieu of the fractional share and as a result holders of as many as nine shares may be eliminated. The cash payment will be equal to the product of the fractional share times the average of the high and low trading prices for the Company's Common Stock over the five trading days immediately prior to the effective date of the Amendment. The ownership of a fractional interest will not give the holder thereof any voting or other rights with respect to the fractional interest, except the right to receive the cash payment. If the Reverse Split is approved by the shareholders the Company will have a total of 622 shareholders of record. As a result of the adoption of the Reverse Split a total of 4 shareholders will be eliminated.

If the Reverse Split is approved by the stockholders, the Reverse Split would become effective with the filing of an Amendment to the Company's Articles of Incorporation with the Nevada Secretary of State within three business days following the date of this Annual Meeting. The summary below provides a review of the Common Stock as a result of approval of the Reverse Split:

                                       Impact of Proposed 1 for 10 Reverse Split
                                                   Before          After

     Issued and Outstanding                      43,464,505      4,345,450
     Authorized and Reserved for Issuance         5,416,715        541,671
     Authorized but Unreserved                    1,118,780     45,112,879

Approval of the Reverse Split may result in future dilution to existing holders of the Common Stock of the Company. In some situations the issuance of additional shares could have a dilutive effect on earnings per share and, for a person who does not purchase additional shares to maintain his or her pro rata interest, on a shareholder's percentage voting power in the Company.

In addition, depending upon the nature and terms thereof, such issuances could enable the Board to render more difficult or discourage an attempt to obtain a controlling interest in the Company or the removal of the incumbent Board and may discourage unsolicited takeover attempts which might be desirable to shareholders. For example, the issuance of shares of Common Stock in a public or private sale, merger or similar transaction would increase the number of the Company's outstanding shares, thereby diluting the interest of a party seeking to take over the Company. Accordingly, the issuance of additional shares of Common Stock might dilute, under certain circumstances, the ownership and voting rights of shareholders.

The Board of Directors is not proposing this Amendment in response to any effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer or solicitation in opposition to management. In addition, the Amendment is not part of any plan by management to recommend a series of similar amendments to the Board of Directors and the shareholders.

It is the Company's intention to seek to raise capital to retire debt and to fund its on-going acquisition and capital expenditure budget. In connection therewith, the Company intends to engage an investment banking firm to assist the Company in that effort. In discussions with representatives from several investment banking firms, the Board has deemed it advisable to better insure the success of a public offering of securities by the Company to approve the reverse split as proposed. The Company does not have any current plans, proposals or arrangements, written or otherwise, to issue any additional shares.

A proposal will be presented at the Meeting asking the Stockholders to ratify the reverse stock split of 1 for 10.

The affirmative vote of a majority of the shares present in person or by proxy at the Meeting and entitled to vote is required for the adoption of the proposal to ratify the reverse stock split of 1 for 10. The Board recommends a vote "FOR" the ratification of the reverse stock split.


              PROPOSAL IV--- AMENDMENT TO ARTICLES OF INCORPORATION
                         TO INCREASE AUTHORIZED CAPITAL


The Board of Directors recommends that the Company's shareholders approve an amendment to the Company's Articles of Incorporation to increase the authorized capital stock of the corporation from its current amount of 50,000,000 shares of common stock (par value $0.006) to the proposed capitalization level of 150,000,000 shares of common stock (par value $0.06 ).

The Board of Directors believes that the Company will need to continue to raise capital from time-to-time to pursue its growth strategy and that the authorization of additional shares provides flexibility in management's pursuit of acquisitions through the issuance of shares, when appropriate. As a result, the Board believes that authorizing additional shares will provide management with additional opportunities to raise capital as the Company grows. The Company has no current plans, proposals or arrangements, written or otherwise, to engage in any acquisition activity leading to the issuance of capital stock.



                 PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWNERSHIP

As of _________, 2005, the Record Date, the Company had 43,464,505 issued and outstanding shares of Common Stock. The following table sets forth, as of ___________, 2005, the number and percentage of shares of Common Stock of the Company owned beneficially by (i) each director and Nominee of the Company, (ii) each officer of the Company named in the Summary Compensation Table included elsewhere in this Proxy Statement, (iii) all directors and executive officers of the Company as a group, and (iv) each person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares indicated. As of ________, 2005 , the Company had 626 holders of Common Stock of record.


                                 Number of Shares
Name of Beneficial Owner         Beneficially Owned          Percent of Class

Jeffrey T. Wilson (1)                 6,594,816                   15.2%

Annalee C. Wilson(2)                  2,004,661                   4.61%

Aaron M. Wilson (3)                     203,234                    0.5%


All officers and directors as a
Group (3  people) at 7/31/2004        8,802,711                   20.25%

Estate of Luther Henderson(4)         2,266,457                     5.2%

Taghmen Ventures Ltd(5)               2,750,000                     6.3%

RAB Special Situations LP(6)          4,000,000
9.20%

James M. Clements(7)                  3,307,500
7.61%

Total officers, directors and
5% shareholders                      21,126,668                    48.61%







(1) The mailing address of Mr. Jeffrey Wilson is 11600 German Pines, Evansville, IN 47725. Includes 589,584 shares held jointly with Mrs. Wilson; includes 706,478 shares owned by HN Corporation in which Mr. Wilson owns 33.3%. Does not include 300,000 shares held in Trust by Old National Bank for Mr. Wilson's children.

(2) The mailing address of Mrs. Annalee Wilson is 11600 German Pines, Evansville, IN 47725. Includes 589,584 shares held jointly with Mr. Wilson; includes 1,415,077 shares owned by HN Corporation in which Mrs. Wilson owns 66.7%. Does not include 300,000 shares held in Trust by Old National Bank for Mrs. Wilson's children.

(3) The mailing address for Mr. Aaron Wilson is 11600 German Pines Drive, Evansville, IN 47725. Includes 203,234 shares held in Trust by Old National Bank.

(4) The Executor of Mr. Henderson's Estate is Mr. Ajit Jhangiani. The address is 5608 Malvey, Suite 104, Fort Worth, TX 76107.

(5) The address of Taghmen Ventures Ltd. is EFG House, St Julian's Avenue, St Peter Port Guernsey

(6) The mailing address of RAB Special Situations LP is C/O Morgan Stanley 25 Cabot Square, 3rd Floor, Canary Wharf, London, E144QA (7) The address of james
M. Clements is 5972 Arboles Street, San Diego, CA 92120

                               EXECUTIVE OFFICERS


The executive officers of the Company, their ages, positions held with the Company and length of time in such positions are set forth below. All executive officers serve until their successors are elected and qualified. All of the named individuals below are related through family. There are no arrangements or understandings between any of the named individuals and any other person or persons pursuant to which any of the named individuals are to be elected as officers.

       Name           Age                Position
       ----           ---                --------
Jeffrey T. Wilson     51         Director, Chairman of the Board,
                                 President and Chief Executive Officer

Annalee C. Wilson     47         Director

Aaron M. Wilson       25         Director


Jeffrey T. Wilson has been Director, Chairman of the Board, President and Chief Executive Officer of the Company since August 1993. Mr. Wilson was a Director, Chairman and President of LaTex Resources, Inc., an affiliate of the Company, and was the founder of its principal operating subsidiary, LaTex Petroleum Corporation. Prior to his efforts with LaTex, Mr. Wilson was Director and Executive Vice President of Vintage Petroleum, Inc. and was employed by Vintage in various engineering and acquisition assignments from 1983 to 1991. From August 1980 to May 1983 Mr. Wilson was employed by Netherland, Sewell & Associates Inc., a petroleum consulting firm. Mr. Wilson began his career in the oil and gas business in June 1975 with Exxon Company USA in various assignments in the Louisiana and South Texas areas. Mr. Wilson holds a Bachelor of Science Degree in Mechanical Engineering from Rose-Hulman Institute of Technology.

Annalee C. Wilson has been a Director of the Company since August 2001. Mrs. Wilson is the President of HN Corporation, an affiliate of the Company engaged in the operation of retail franchise outlets in malls selling motivation and inspiration material developed by Successories, Inc. and others and in the operation of a Christian restaurant and gift shop. Mrs. Wilson has an Associate Degree in Nursing from the University of Evansville.

Aaron M. Wilson has been a Director of the Company since August 2001. Mr. Wilson is a Vice president of HN Corporation and is its Operations Manager. Mr. Wilson received a dual degree in Business Economics and Political Science from the University of Kentucky in 2002.

                             EXECUTIVE COMPENSATION


The table below sets forth, in summary form, (1) compensation paid to Jeffrey T. Wilson, the Company's Chairman of the Board, President and Chief Executive
Officer and (2) other compensation paid to officers and directors of the Company. Except as provided in the table below, during the three fiscal years ended July 31, 2004, 2003 and 2002 (i) no restricted stock awards were granted,
(ii) no stock appreciation or stock options were granted, (iii) no options, stock appreciation rights or restricted stock awards were exercised, and (iv) except as provided below, no awards under any long term incentive plan were made to any officer or director of the Company.

The Company began accruing salary due to Jeffrey T. Wilson in January 1994. Mr. Wilson agreed to accept 1.0 million warrants exercisable at $0.25 per share in exchange for the retirement of $808,508 in accrued salaries. Mr. Wilson began receiving payment of his monthly salary in January 2004. The Company owes Mr. Wilson $140,750 in accrued salaries at the present time.

                           SUMMARY COMPENSATION TABLE
                                                       Long Term Awards
                          Annual Compensation Warrants
                       -------------------                  --------

Name and Principal
Position               Year       Salary        Bonus       # shares

Jeffrey T. Wilson      2004       $  93,750     -----         -------
                       2003       $ 109,500     ----          -------
                       2002       $ 118,500     -----         200,000

Annalee C. Wilson      2004         -------     -----         -------
                       2003         -------     -----         -------
                       2002         -------     -----         -------

Aaron M. Wilson        2004         -------     -----          ------
                       2003         -------     -----          ------
                       2002         -------     -----          ------


None of the executive officers listed received prerequisites or other personal benefits that exceeded the lesser of $50,000 or 10% of the salary and bonus for such officers. Annalee C. Wilson and Aaron M. Wilson were not directors of the Company during fiscal 2003, and neither received any compensation from the Company during that period.

A description of the business experience of each of the executive officers listed above during the past five years is set forth above under the heading "Election of Directors."


                      OPTION GRANTS AND OTHER COMPENSATION

During the year ended July 31, 2004 (I) other than set forth above, no restricted stock awards were granted, (ii) no stock options or stock appreciation rights were granted, (iii) no options or stock appreciation rights were exercised, and (iv) no awards under any long-term incentive plan were made to any of the Named Officers.


                        REPORT ON EXECUTIVE COMPENSATION

General . The entire Board of Directors is responsible for oversight and administration of executive compensation and review of the Company `s overall compensation program. during the year ended July 31, 2004, the compensation of Mr. Jeffrey Wilson, as the Company's chief executive officer, was recommended to and approved by the Board to remain at its previous levels.

Compensation Process and Philosophy . There have been two major components to the Company's executive officer compensation: (i) base salary and (ii) warrant grants. Historically, the salary of Mr. Wilson has been significantly less than the salaries of executive officers of comparable companies. Mr. Wilson has intentionally taken less than market compensation in order to allow the Company to achieve its short-term goals and objectives.

The primary objective of the Company's compensation program is to enhance the profitability of the Company, and thus shareholder value, and to attract, motivate, reward and retain employees, including executive personnel, who contribute to the long-term success of the Company. In furtherance of the above goals, the Company's compensation program for its executive personnel currently consists of appropriate salaries, discretionary annual bonuses and discretionary stock option warrants

Following the appointment of the Compensation Committee, the Committee will review periodically the base salaries of the Company's executive management personnel and recommend any adjustments it may deem appropriate, for approval by the Board of Directors. In its review, the Committee will take into account individual factors such as: experience; performance, both during the preceding 12 months and future potential; retention considerations; and other issues particular to the executive and the Company. Additionally, the Committee considers the growth and performance of the Company as it assesses the market for executive salaries.

                              EMPLOYMENT AGREEMENTS

The Company has no employment agreements with any of its officers or employees. Mr. Jeffrey T. Wilson's annual salary is $125,000.


                    BOARD OF DIRECTORS INTERLOCKS AND INSIDER
                     PARTICIPATION IN COMPENSATION DECISIONS

All of the members of the Board of Directors were responsible for compensation decisions during the prior fiscal year. Mr. Jeffrey T. Wilson and Mr. Aaron M. Wilson are each Vice President's of HN Corporation, a private entity, owned and controlled by the Wilson family. Annalee C. Wilson is the President of HN Corporation. HN Corporation has, from time-to-time made cash loans to the Company in its recent past and is a stock holder of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Jeffrey T. Wilson, Chairman, President and Chief Executive Officer of the Company has made unsecured loans to the Company which total $559,083 in principal as of July 31, 2004.

HN Corporation, a private retail company owned by Mr. Wilson and his wife, has made unsecured loans to the Company from time-to-time which total $0 in principal as of July 31, 2004. Annalee Wilson serves as the President of HN Corporation and owns 66.7% of its common stock, Jeffrey T. Wilson serves as the Vice President and Secretary of HN Corporation and owns 33.3% of its stock and Aaron M. Wilson serves as a Vice President of HN Corporation. HN Corporation owns approximately 3.89% of the Company's issued and outstanding common stock.


                             SECTION 16 REQUIREMENTS

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership on Form 3 and reports of changes in ownership on Forms 4 and 5 with the Securities and Exchange Commission (the 'SEC") and the National Association of Securities Dealers ("NASD"). Such persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based upon a review of Form 3, 4 and 5 filings made by the Company's current officers and directors during the fiscal year ended July 31, 2004 under Section 16(a) of the Exchange Act, the Company believes that all requisite filings under
Section 16(a) of the `34 Act have been filed timely.

                         INDEPENDENT PUBLIC ACCOUNTANTS

The firm of Weaver & Tidwell LLP, ("Weaver") served as the Company's independent auditors during 2004. Briscoe Burke & Grigsby ("Briscoe") served as the Company's independent auditors from 1993 until 2004. Weaver resigned effective August 15, 2005 and the Board of Directors and the Audit Committee selected Briscoe as the independent auditors of the Company for the fiscal year ending July 31, 2005. The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services and other services performed by the independent auditor. Representatives of Weaver and Briscoe are expected to be present by telephone at the Annual Meeting.

Fees and Independence

Audit Fees . Weaver billed the Company an aggregate of $30,000 for professional services rendered for the audit of the Company's financial statements for the year ended July 31, 2004 and review of the Company's quarterly reports for the periods ended October 31, 2004; January 31, 2005 and April 30, 2005. Briscoe billed the Company a total of $10,000 for professional services rendered in connection with its audit of the Company's financial statements for the fiscal year ended July 31, 2003.

Audit Related Fees . In 2004, Briscoe was paid $1,400 for its services in connection with the review of the Company's Form 8-K (which was filed with the SEC in 2004), and which are not included in the audit fees identified above).

Tax Fees . No tax fees were paid to either Weaver or Briscoe in each of the last two fiscal years.

All Other Fees . No other fees were billed by Weaver or Briscoe to the Company during 2004 or 2003.

The Audit Committee of the Board of Directors has determined that the provision of services by Briscoe described above is compatible with maintaining Briscoe's independence as the Company's principal accountant.

                              STOCKHOLDER PROPOSALS

Stockholders may submit proposals on matters appropriate for Stockholder action at subsequent annual meetings of the Company consistent with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be considered for inclusion in the Proxy Statement and Proxy relating to the 2006 Annual Meeting of Stockholders, such proposals must be received by the Company not later than October 24, 2006. Such proposals should be directed to Imperial Petroleum, Inc., 329 Main Street, Suite 801, Evansville, Indiana 47708. Attention: President.

                                 OTHER BUSINESS

The Board of Directors knows of no matter other than those described herein that will be presented for consideration at the Meeting. However, should any other matters properly come before the Meeting or any adjournment thereof, it is the intention of the persons named in the accompanying Proxy to vote in accordance with their best judgment in the interest of the Company.

                                  MISCELLANEOUS

All costs incurred in the solicitation of Proxies will be borne by the Company. In addition to the solicitation by mail, officers and employees of the Company may solicit Proxies by telephone, telegraph or personally, without additional compensation. The Company may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares of Common Stock held of record by such persons, and the Company may reimburse such brokerage houses and other custodians, nominees and fiduciaries for their out-of-pocket expenses incurred in connection therewith.

                           ANNUAL REPORT ON FORM 10-K

The Company's Annual Report to Stockholders for the fiscal year ended July 31, 2004, which includes audited financial statements (the "Annual Report'), accompanies this Proxy Statement. Also included is the Company's most recent Form 10-Q for the period ended April 30, 2005 which includes unaudited compilations of the Company's financial statements. The Annual Report and Form 10-Q are not to be considered part of this Proxy Statement.


                       By Order of the Board of Directors



                                Annalee C. Wilson
                                    Secretary

Evansville, Indiana
___________, 2005

                                   Appendix A

                            IMPERIAL PETROLEUM, INC.
                             AUDIT COMMITTEE CHARTER


Organization

This charter governs the operations of the audit committee. The committee shall review and reassess the charter at least annually and obtain the approval of the board of directors. The committee shall be members of, and appointed by, the board of directors and shall comprise at least two directors, each of whom is independent of management and the Company. Members of the committee shall be considered independent as long as they do not accept any consulting, advisory or other compensatory fee (exclusive of director fees) from the Company and are not an affiliated person of the Company or its subsidiaries, and meet the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. All committee members shall be financially literate and, preferably, at least one member will be a financial expert.

Purpose

The audit committee shall provide assistance to the board of directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community and others relating to: the integrity of the Company's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of Company's independent auditors; the independent auditor's qualifications and independence; and the Company's compliance with ethics policies and legal and regulatory requirements. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors and management of the Company.

In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.

Duties and Responsibilities

The primary responsibility of the audit committee is to oversee the Company's financial reporting process on behalf of the board and report the results of its activities to the board. While the audit committee has the responsibilities and powers set forth in this Charter, it is not the duty of the audit committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements.

The committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices and ethical behavior. The following shall be the principal duties and responsibilities of the audit committee. These are set forth as a guide with the understanding that the committee may supplement them as appropriate.

The committee shall be directly responsible for the appointment and termination, compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditor regarding financial reporting. The committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services proscribed by law or regulation. The committee may delegate pre-approval authority to a member of the audit committee. The decisions of any audit committee member to whom pre-approval authority is delegated must be presented to the full audit committee at its next scheduled meeting.

At least annually, the committee shall obtain and review a report by the independent auditors describing:

* The auditors' internal quality control procedures.

* Any material issues raised by the most recent internal quality control review, or peer review, of the auditors or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

* All relationships between the auditors and the Company (to assess the auditor's independence).

In addition, the committee shall set clear hiring policies for employees or former employees of the independent auditors that meet the SEC regulations.

The committee shall discuss with the independent auditors the overall scope and plans for its audit, including the adequacy of staffing and compensation. Also, the committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's policies and procedures to assess, monitor and manage business risks, and legal and ethical compliance programs. The committee shall meet separately periodically with management and the independent auditors to discuss issues and concerns warranting committee attention. The committee shall provide sufficient opportunity for the independent auditors to meet privately with the members of the committee. The committee shall review with the independent auditor any audit problems or difficulties and management's response.

The committee shall receive regular reports from the independent auditor on the critical policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The committee shall review management's assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditors' report on management assertion.

The committee shall review and discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

The committee shall review the interim financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations with management and the independent auditors prior to the filing of the Company's Quarterly Reports on Form 10-QSB. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The chair of the committee may represent the entire committee for the purposes of this review.

The committee shall review with management and the independent auditors the financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company's Annual Report on Form 10-KSB (or the annual report to shareholders if distributed prior to the filing of Form 10-KSB), including its judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. Also the committee shall discuss the results of the annual audit and any other matters required to be communicated by the committee by the independent auditors under generally accepted auditing standards.

The committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The committee shall receive reports of evidence of a material violation of securities laws or breaches of fiduciary duty.

The committee also prepares its report to be included in the Company's annual proxy statement, as required by SEC regulations.

The committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively.



                            IMPERIAL PETROLEUM, INC.
                           329 MAIN STREET, SUITE 801
                              EVANSVILLE, IN 47708

                                      PROXY

This Proxy is Solicited on behalf of the Board of Directors. The undersigned hereby appoints Jeffrey T. Wilson as Proxy with the power to appoint his substitute and hereby authorizes him to represent and to vote, as described below, all of the shares of common stock of Imperial Petroleum, Inc. held on record by the undersigned on ___________, 2005 at the Annual Meeting of shareholders to be held on ______________, 2005 or any adjournment thereof.

I:   ELECTION OF DIRECTORS
          FOR all nominees listed below                  WITHHOLD AUTHORITY
    (Except as marked to the contrary below)           to vote for all nominees
                                                       listed below

(Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below)

Jeffrey T. Wilson;  Annalee C. Wilson; Aaron M. Wilson; Malcolm W. Henley; James
M. Clements

II: TO APPROVE THE APPOINTMENT OF BRISCOE, BURKE & GRIGSBY AS INDEPENDENT AUDITORS FOR FISCAL 2005.

                FOR                AGAINST                ABSTAIN

III: TO APPROVE A ONE FOR TEN REVERSE SPLIT OF THE COMPANY'S COMMON STOCK.

                FOR                AGAINST                ABSTAIN

IV: TO APPROVE THE AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED CAPITAL OF THE COMPANY TO 150,000,000 SHARES OF COMMON STOCK AND NO PREFERRED STOCK.

                FOR                AGAINST                ABSTAIN

V. In their discretion the Proxy (s) are authorized to vote upon such other business as may properly come before the meeting.

This Proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR Proposal I,II,II AND IV.

Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership please sign in partnership name by authorized person.

The undersigned hereby acknowledge(s) receipt of the Notice of the aforesaid Annual Meeting and the Proxy Statement accompanying the same, both dated ________________, 2005.


Dated ___________ 2005
                                             ___________________________________
_____________________________                           Signature
Please mark, sign, date and
Return the Proxy  promptly
Using the enclosed envelope.                 ___________________________________
                                                 Signature when held Jointly